Exhibit 99.1

Investor Contact:
The Blueshirt Group
Gary Dvorchak, CFA
gary@blueshirtgroup.com
+1 (323) 240-5796

Media Contact:
Anna Porta
Anna.porta@maxeon.com
+39 345 770-6205

Maxeon Solar Technologies Announce Third Quarter 2020 Financial Results
--Spin-off from SunPower completed on August 26th—
--Shipments of 531 MW; Revenue $207 million--

Singapore, November 20, 2020 – Maxeon Solar Technologies, Ltd. (NASDAQ:MAXN) (“Maxeon” or “the Company”), a global leader in solar innovation, today announced its financial results for the third quarter ended September 27, 2020.

Maxeon’s third quarter 2020 financial results and management commentary can be found on Form 6-K by accessing the Financials & Filings page of the Investor Relations section of Maxeon’s website at: https://www.maxeon.com/investor-relations. The Form 6-K and Company’s other filings are also available online from the Securities and Exchange Commission at www.sec.gov. Maxeon will hold a conference call today to discuss results and to provide an update on the business. Conference call details are below.

Maxeon’s Chief Executive Officer Jeff Waters commented, “This was a quarter of positive change for Maxeon, and I am proud of the effort put in by all of our employees to make the spin-off a success. On August 26, 2020, we became an independent public company, with the objective to improve our cost structure and pursue growth opportunities around the world. Demand is recovering, manufacturing operations are back to normal, and we saw sequential growth.”

Selected Q3 Operational and Financial Highlights

($ Thousands)	Fiscal Q3 2020	Fiscal Q2 2020	Fiscal Q3 2019
Module shipments, in MW	531	428	631
Revenues	206,620	165,011	309,643
Gross (loss) profit[1]	(12,302)	(8,025)	3,683
Net loss[1]	(67,755)	(46,585)	(35,908)
Adjusted EBITDA[1,2,3]	(38,808)	(22,823)	(13,013)
Capital investment	4,889	3,753	15,059
1 The Company's GAAP and Non-GAAP results were impacted by the effects of certain items. Refer to “Use of Non-GAAP Financial Measures” below.
2 The Company's use of non-GAAP financial information, including a reconciliation to U.S. GAAP, is provided under “Use of Non-GAAP Financial Measures” below.
3 In addition to the reconciliation provided here, please also refer to “Reconciliation of Non-GAAP Financial Measures” in Maxeon’s Form 6-K filed on September 8, 2020 for the reconciliation of Adjusted EBITDA for fiscal Q2 2020.

Fourth Quarter 2020 Outlook

For the fourth quarter of 2020, the Company anticipates the following results:

–Module shipments of 550 MW to 690 MW, driven by strong rooftop demand in core markets including US and Europe.

–Revenue within a range of $210 million to $260 million.

–Gross profit to be within a range of $1 million to $7 million. Out-of-market polysilicon cost is expected to be approximately $20 million.

–Adjusted EBITDA to be within a range of a loss of $15 million to a loss of $20 million. Adjusted EBITDA is expected to be impacted by approximately $20 million for the out-of-market polysilicon cost.

–Capital investment to be within a range of $20 million to $35 million, directed mainly to upgrading Maxeon's manufacturing facilities.

The Company’s business outlook is based on management's current views and estimates with respect to market conditions, production capacity, the uncertainty of the continuing impact of the COVID-19 pandemic, and the global economic environment. Please refer to Forward Looking Statements section below. Management’s views and estimates are subject to change without notice.

Conference Call Details

Maxeon’s management will hold a conference call on November 19, 2020, at 6:00 PM U.S. ET / November 20, 2020, at 7:00 AM Singapore Time, to discuss results and to provide an update on the business

Conference call details are below:
North America (toll-free): +1 (833) 301-1154
International: +1 (914) 987-7395
Conference ID: 6558996

A simultaneous webcast of the conference call will be available on Maxeon’s website at https://www.maxeon.com/events-and-presentations.

Listeners should dial in or log on approximately 10 minutes in advance. A replay will be available online within 24 hours after the event.

A replay of the conference call may be accessed by phone at the following numbers until November 26, 2020. To access the replay, please reference the following numbers:

North America (toll-free): +1 (855) 859-2056 / +1 (404) 537-3406
International: +1 (800) 585-8367
Conference ID: 6558996

About Maxeon Solar Technologies

Maxeon Solar Technologies Ltd (NASDAQ: MAXN) is Powering Positive ChangeTM. Headquartered in Singapore, Maxeon designs, manufactures and sells SunPower® brand solar panels in more than 100 countries, operating the SunPower brand worldwide except the United States and Canada. The Company is a leader in solar innovation with access to over 900 patents and two best-in-class solar panel product lines. With operations in Africa, Asia, Oceania, Europe and Mexico, Maxeon’s products span the global rooftop and solar power plant markets through a network of more than 1,100 trusted partners and distributors. A pioneer in sustainable solar manufacturing, Maxeon leverages a 35-year history in the solar industry and numerous awards for its technology. For more information about how Maxeon is Powering Positive ChangeTM visit us at https://www.maxeon.com/, on LinkedIn and on Twitter.

Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including, but not limited to, statements regarding: (a) our expectations regarding pricing trends, demand and growth projections; (b) potential disruptions to our operations and supply chain that may result from epidemics or natural disasters, including the duration, scope and impact on the demand for our products and the pace of recovery from the COVID-19 pandemic; (c) anticipated product launch timing and our expectations regarding ramp, customer acceptance and demand, upsell and expansion opportunities; (d) our expectations and plans for short- and long-term strategy, including our anticipated areas of focus and investment, market expansion, product and technology focus, and projected growth and profitability; (e) our liquidity, substantial indebtedness, and ability to obtain additional financing; (f) our upstream technology outlook, including anticipated fab utilization and expected ramp and production timelines for the Company’s Maxeon 5 and 6, next-generation Maxeon 7 and Performance Line solar panels, expected cost reduction, and future performance; (g) our strategic goals and plans, including partnership discussions with respect to the Company’s next generation technology, and our ability to achieve them; (h) our expectations regarding the potential outcome, or financial or other impact on our business, as a result of the recently completed spin-off from SunPower Corporation; (i) expectations regarding our future performance based on bookings, backlog, and pipelines in our sales channels; (j) our fourth quarter fiscal 2020 guidance, including GAAP revenue, gross profit, and net loss, as well as revenue, gross profit, Adjusted EBITDA, and MW deployed, and related assumptions; (k) our plans and expectations regarding our ability to achieve sustainable profitability and our expected revenue and gross margin improvement in our business segments in the fourth quarter; and (l) expected demand recovery and market traction for Maxeon as a result of anticipated product launches. The forward-looking statements can be also identified by terminology such as “may,” “might,” “could,” “will,” “aims,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the quotations from management in this press release and Maxeon’s operations and business outlook contain forward-looking statements.

These forward-looking statements are based on our current assumptions, expectations and beliefs and involve substantial risks and uncertainties that may cause results, performance or achievement to materially differ from those expressed or implied by these forward-looking statements. These statements are not guarantees of future performance and are subject to a number of risks. The reader should not place undue reliance on these forward-looking statements, as there can be no assurances that the plans, initiatives or expectations upon which they are based will occur. Factors that could cause or contribute to such differences include, but are not limited to: (1) challenges in executing transactions key to our strategic plans, including regulatory and other challenges that may arise; (2) potential disruptions to our operations and supply chain that may result from damage or destruction of facilities operated by our suppliers, epidemics or natural disasters, including impacts of the COVID-19 pandemic; (3) the success of our ongoing research and development efforts and our ability to commercialize new products and services, including products and services developed through strategic partnerships; (4) competition in the solar and general energy industry and downward pressure on selling prices and wholesale energy pricing; (5) our liquidity, substantial indebtedness, and ability to obtain additional financing for our projects and customers; (6) changes in public policy, including the imposition and applicability of tariffs; (7) regulatory changes and the availability of economic incentives promoting use of solar energy; (8) fluctuations in our operating results; (9) appropriately sizing our manufacturing capacity and containing manufacturing and logistics difficulties that could arise; (10) unanticipated impact to customer demand and sales schedules due, among other factors, to the spread of COVID-19 and other environmental disasters; and (11) challenges managing our acquisitions, joint ventures and partnerships, including our ability to successfully manage acquired assets and supplier relationships. A detailed discussion of these factors and other risks that affect our business is included in filings we make with the Securities and Exchange Commission (“SEC”) from time to time, including our most recent report on Form 20-F, particularly under the heading “Risk Factors”. Copies of these filings are available online from the SEC at www.sec.gov, or on the SEC Filings section of our Investor Relations website at https://www.maxeon.com/investor-relations. All forward-looking statements in this press release are based on information currently available to us, and we assume no obligation to update these forward-looking statements in light of new information or future events.

Use of Non-GAAP Financial Measures

We present earnings before interest, taxes, depreciation and amortization (“EBITDA”) and EBITDA adjusted for specified additional items identified below (“Adjusted EBITDA”), which are non-GAAP measures to supplement our combined and consolidated financial results presented in accordance with GAAP. We believe that EBITDA and Adjusted EBITDA are useful to investors, enabling them to better assess changes in our results of operations across different reporting periods on a consistent basis, independent of certain items as presented above. Thus, EBITDA and Adjusted EBITDA provide investors with additional methods to assess our operating results in a manner that is focused on our ongoing, core operating performance, absent the effects of these items. We also use EBITDA and Adjusted EBITDA internally to assess our business, financial performance and current and historical results, as well as for strategic decision-making and forecasting future results. Given our use of EBITDA and Adjusted EBITDA, we believe that these measures may be important to investors in understanding our operating results as seen through the eyes of management. EBITDA and Adjusted EBITDA are not prepared in accordance with GAAP or intended to be a replacement for GAAP financial data, should be reviewed together with GAAP measures and may be different from non-GAAP measures used by other companies.

We adjust our EBITDA for the following items in arriving to the Adjusted EBITDA:
•Stock-based compensation expense. Stock-based compensation relates primarily to equity incentive awards. Stock-based compensation is a non-cash expense that is dependent on market forces that are difficult to predict. Management believes that this adjustment for stock-based compensation expense provides investors with a basis to measure our core performance, including the ability to compare our performance with the performance of other companies, without the period-to-period variability created by stock-based compensation.
•Restructuring benefit. We incurred restructuring expenses related to reorganization plans implemented by our former parent, SunPower, aimed towards realigning resources consistent with SunPower’s global strategy and improving its overall operating efficiency and cost structure. Restructuring charges are excluded from Adjusted EBITDA financial measures because they are not considered core operating activities and such costs have historically occurred infrequently. Although we have engaged in restructuring activities in the past, past activities have been discrete events based on unique sets of business objectives. As such, management believes that it is appropriate to exclude restructuring charges from our Adjusted EBITDA financial measures as they are not reflective of ongoing operating results nor do these charges contribute to a meaningful evaluation of our past operating performance.

Reconciliation of Non-GAAP Financial Measures

	Three Months Ended			Nine Months Ended
(In thousands)	September 27, 2020	June 28, 2020	September 29, 2019	September 27, 2020	September 29, 2019
Selected GAAP Financial Data
Revenue	$206,620	$165,011	$309,643	$599,272	$830,173
Cost of revenue[1]	(218,922)	(173,036)	(305,960)	(616,366)	(860,088)
Gross (loss) profit[1]	(12,302)	(8,025)	3,683	(17,094)	(29,915)
Operating loss[1]	(39,163)	(35,942)	(28,835)	(104,685)	(124,803)
Provision for income taxes	(5,043)	(1,879)	(2,450)	(7,390)	(7,168)
GAAP net loss[1]	(67,208)	(46,202)	(34,991)	(144,487)	(148,031)
GAAP net loss attributable to Shareholders[1]	$(67,755)	$(46,585)	$(35,908)	$(146,089)	$(151,020)

Selected Non-GAAP Financial Data
GAAP net loss attributable to Shareholders[1]	$(67,755)	$(46,585)	$(35,908)	$(146,089)	$(151,020)
Interest expense	11,509	6,318	6,428	23,732	19,049
Provision for income taxes	5,043	1,879	2,450	7,390	7,168
Depreciation	9,182	11,794	10,193	33,264	34,068
Amortization	1,290	1,847	1,807	4,957	5,485
EBITDA[1]	$(40,731)	$(24,747)	$(15,030)	$(76,746)	$(85,250)

Additional adjustments
Stock-based compensation	1,923	1,924	2,017	5,736	5,246
Restructuring benefit	—	—	—	—	(605)
Adjusted EBITDA[1]	$(38,808)	$(22,823)	$(13,013)	$(71,010)	$(80,609)
1 The Company's GAAP and Non-GAAP results were impacted by the effects of certain items. Refer to supplementary information in the table below.

Supplementary information affecting GAAP and Non-GAAP results

		Three Months Ended			Nine Months Ended
	Financial statements item affected	September 27, 2020	June 28, 2020	September 29, 2019	September 27, 2020	September 29, 2019
Incremental cost of above market polysilicon[1]	Cost of revenue	38,138	6,345	26,465	59,749	67,976
Loss on ancillary sales of excess polysilicon[2]	Cost of revenue	1,993	1,993	3,168	5,972	42,157
Remeasurement losses of physical delivery forward and prepaid forward[3]	Other, net	5,734	—	—	5,734	—
Accommodation fee associated with the long-term polysilicon supply contract[4]	Other, net	5,900	—	—	5,900	—

1 Relates to the difference between our contractual cost for the polysilicon under the long-term fixed supply agreements with supplier and the price of polysilicon available in the market as derived from publicly available information at the time, multiplied by the volume of polysilicon we have consumed.

2 In order to reduce inventory and improve working capital, we have periodically elected to sell polysilicon inventory procured under the long-term fixed supply agreements in the market at prices below our purchase price, thereby incurring a loss.

3 Relates to the mark-to-market fair value remeasurement of privately negotiated prepaid forward and physical delivery forward transactions of $1.8 million and $3.9 million respectively. The transactions were entered in connection with the issuance of the $200.0 million aggregate principal amount 6.50% Green Convertible Senior Notes due 2025. The prepaid forward is remeasured to fair value at the end of each reporting period, with changes in fair value booked in earnings. The physical delivery forward is remeasured to fair value at the end of each reporting period, with changes in fair value booked in earnings until the end of the Note Valuation Period on September 29, 2020, when it will be reclassified to equity, and thereafter will not be subsequently remeasured. The fair value of the prepaid forward and physical delivery forward are affected by the Company's share price and other factors impacting the valuation model.

4 Relates to long-term fixed supply agreements with a polysilicon supplier which is structured as "take or pay" contract, that specify future quantities and pricing of products to be supplied. We negotiated an extension of our long-term fixed supply agreements with the supplier which resulted in a one-time accommodation fees recognized in the quarter ended September 27, 2020.

©2020 Maxeon Solar Technologies, Ltd. All rights reserved. MAXEON is a registered trademark of Maxeon Solar Technologies, Ltd. Visit www.maxeon.com/trademarks for more information.

6